Exhibit 99.1

Inception Growth Acquisition Limited Announces Extension of Business Combination Period

New York, Dec. 11, 2024 (GLOBE NEWSWIRE) -- Inception Growth Acquisition Limited (NASDAQ: IGTA, the “Company”), a publicly traded special purpose acquisition company, announced today that at its special meeting of stockholders on December 6, 2024 (the “Meeting”), the Company’s stockholders voted in favor of, among others, the proposals to amend (i) its amended and restated certificate of incorporation; and (ii) the investment management trust agreement with Continental Stock Transfer & Trust Company, giving the Company the right to extend the date on which to commence liquidating the trust account established in connection with the Company’s initial public offering (the “Trust Account”)  by six (6) times for an additional one (1) month each time from December 13, 2024 to June 13, 2025 by depositing into the trust account an aggregate amount equal to $0.04 multiplied by the number of common stock issued in the Company’s initial public offering that has not been redeemed for each one-month extension. The purpose of the extension is to provide additional time for the Company to complete a business combination.

Contact

Inception Growth Acquisition Limited
Investor Relationship Department
(315) 636-6638